July 17, 2009

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street Northeast

Washington, DC 20549-7010

RE:	Allied Nevada Gold Corp.
Registration Statement on Form S-3
Filed June 26, 2009
File No. 333-160242

Form 10-Q for the Fiscal Quarter Ended March 31, 2009
Filed May 11, 2009
File No. 1-33119

Dear Mr. Lucus:

We received your letter dated July 14, 2009, concerning your comments on the above filed reports. We have prepared the following responses to your comments. The Staff’s comments are shown in bold.

Form 10-Q for the Fiscal Quarter Ended March 31, 2009

Controls and Procedures, page 20

1.	Please revise to provide the disclosure required by Item 308(c).

The Company hereby confirms that on July 17, 2009, the Company filed Amendment No. 1 to its Form 10-Q for the fiscal quarter ended March 31, 2009, to provide the disclosure required by Item 308(c).

We believe we have adequately addressed your comments contained in your letter dated July 14, 2009. If you should have any additional questions or comments regarding our responses, please contact us.

Sincerely,

/s/ Hal Kirby Hal Kirby
Vice President and Chief Financial Officer